Exhibit 99.1

Notice of Annual General Meeting to be held on 6 October 2020

_______________________________________________________________________________

VIVOPOWER INTERNATIONAL PLC

(incorporated and registered in England and Wales under number 09978410)

NOTICE OF ANNUAL GENERAL MEETING 2020

to be held at 1.00 pm (London time) on 6 October 2020 at

Level 11, 110 Mary Street, Brisbane, Queensland 4000, Australia

and

Online at www.virtualshareholdermeeting.com/VVPR2020

_______________________________________________________________________________

Notice of the annual general meeting of VivoPower International PLC to be held at 1.00 pm (London time) on 6 October 2020, at Level 11, 110 Mary Street, Brisbane, Queensland 4000, Australia and online at www.virtualshareholdermeeting.com/VVPR2020 is set out at Part 2 of this document.

As the coronavirus (COVID-19) continues to spread, VivoPower has a heightened awareness of and appreciation for our global network of shareholders, customers and employees that may be affected. After careful consideration, VivoPower has decided to forego a physical Annual General Meeting in favour of a virtual only shareholder meeting. We at VivoPower feel it is in the best interests for our shareholders’ health to adopt this approach considering the latest information and advice regarding the spread of the coronavirus.

It is important that your shares be represented and voted at the annual general meeting. If you cannot attend online and you are a shareholder of record, please vote as soon as possible via the Internet, by telephone or by completing and mailing the proxy card in accordance with the instructions included therein. We would appreciate if you could vote before 30 September 2020, but in any event you must vote, or in the case of mailing the proxy card, return the card so as to arrive, not later than 5.00 pm (London time) on 1 October 2020.

You will be able to participate in the annual meeting, vote your shares electronically and submit your questions during the live webcast of the meeting by visiting www.virtualshareholdermeeting.com/VVPR2020 and entering your 16-digit control number found on the enclosed voting form. You will be able to vote, even if you have previously submitted your proxy. If you hold shares through a depositary, bank or broker, or indirectly in a savings plan, please refer to the proxy statement set out in Part 4 of this document for further information about voting your shares.

Notice of Annual General Meeting to be held on 6 October 2020

Part 1

Chairman's Letter
VivoPower International Plc
(incorporated and registered in England and Wales under number 09978410)

7 September 2020

To the holders of VivoPower International Plc Shares

Notice of Annual General Meeting

Dear Shareholder

I am writing to you with details of our annual general meeting to be held at 1.00 pm (London time) on 6 October 2020, at Level 11, 110 Mary Street, Brisbane, Queensland 4000, Australia and online at www.virtualshareholdermeeting.com/VVPR2020 (the "AGM"). In light of public health concerns, the 2020 AGM will be held in a virtual meeting format only, via live audio webcast. You will not be able to attend the 2020 AGM physically in person and the Brisbane address is merely used to satisfy requirements of the Company’s articles of association. The Chairman will be situated at such address for the duration of the AGM. Detailed instructions on how to use the virtual meeting platform are set out on page 12 of this document.

Resolutions

The formal notice of the AGM is set out on pages 3 to 4 of this document, which sets out the business to be considered at the meeting, together with explanatory notes to the resolutions on pages 5 to 7 of this document.

There are a number of items of business to which I would draw your attention.

A copy of the annual accounts and reports for the period ended 30 June 2020 is enclosed.

Voting at the meeting

At the AGM itself, all resolutions will be put to a vote on a poll. You will be able to vote your shares electronically. Further details on voting are set out in the notes to the notice of AGM on pages 8 to 12 of this document.

Voting by proxy

If you would like to vote on the resolutions but cannot attend the AGM, you can appoint a proxy to exercise all or any of your rights to attend, vote and speak at the AGM by using one of the methods set out in the notes to the notice of AGM on pages 8 to 12 of this document. A proxy or voting form is also enclosed with this notice of the AGM to enable you to exercise your voting rights accordingly.

Recommendation

The Board considers the resolutions are in the best interests of the Company and its shareholders as a whole and are therefore likely to promote the success of the Company. The directors unanimously recommend that you vote in favour of the resolutions as they intend to do so in respect of their own beneficial holdings which amount in aggregate to 1,266,531 shares representing approximately 9.3% of the existing issued ordinary share capital of the Company (excluding treasury shares).

Yours faithfully,

Kevin Chin

Chairman of the Board of Directors of VivoPower International Plc

Notice of Annual General Meeting to be held on 6 October 2020

Part 2

Notice of Annual General Meeting

Notice is hereby given that the annual general meeting of VivoPower International Plc (the "Company") will be held at 1.00 pm (London time) on 6 October 2020, at Level 11, 110 Mary Street, Brisbane, Queensland 4000, Australia and online at www.virtualshareholdermeeting.com/VVPR2020 to consider and, if thought fit, to pass resolutions 1 to 6 (inclusive) and resolution 8 as ordinary resolutions and resolution 7 as a special resolution.

The board of directors of the Company (the "Board") considers that the resolutions will promote the success of the Company and are in the best interests of the Company and its shareholders as a whole and, accordingly, the Board recommends voting "For" each of the resolutions.

Resolution 1 – Laying of annual accounts and reports (ordinary resolution)

To receive the accounts and the reports of the directors and the auditors for the financial year ended 30 June 2020 (the "June 2020 Annual Report").

Resolution 2 – Directors' remuneration report (ordinary resolution)

To approve the directors’ remuneration report for the financial year ended 30 June 2020 as set out on pages 32 to 39 of the June 2020 Annual Report (the "Directors' Remuneration Report").

Resolution 3 – Directors' remuneration policy (ordinary resolution)

To approve the directors’ remuneration policy, the full text of which is contained in the Directors' Remuneration Report and set out on pages 32 to 39 of the Annual Report (the "Directors' Remuneration Policy").

Resolution 4 – Re-appointment of auditors (ordinary resolution)

To re-appoint PKF Littlejohn LLP as auditors of the Company, to hold office until the conclusion of the next annual general meeting of the Company.

Resolution 5 – Remuneration of auditors (ordinary resolution)

To authorise the Company's audit committee to determine the remuneration of the auditors.

Resolution 6 – Allotment of share capital (ordinary resolution)

To consider and, if thought fit, pass the following as an ordinary resolution:

THAT the directors be and are hereby generally and unconditionally authorised in accordance with section 551 of the Companies Act 2006 to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company up to an aggregate nominal amount of US$180,000 provided that this authority shall, unless renewed varied or revoked expire on 5 October 2025 save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require shares to be allotted or such rights to be granted after such expiry and the directors shall be entitled to allot shares and grant rights pursuant to any such offer or agreement as if this authority had not expired.

Resolution 7 – Disapplication of statutory pre-emption rights (special resolution)

To consider and, if thought fit, pass the following as a special resolution:

THAT if Resolution 6 above is passed, the directors be and are hereby authorised pursuant to section 570 of the Companies Act 2006 to allot equity securities (within the meaning of section 560 of the Companies Act 2006) for cash pursuant to the authority conferred by Resolution 6 above as if section 561(1) of the Companies Act 2006 did not apply to any such allotment provided that this power shall be limited to the allotment of equity securities up to an aggregate nominal amount of US$180,000, and shall expire on the expiry of the general authority conferred by Resolution 6 above, save that the Company shall be entitled to make offers or agreements before the expiry of such power which would or might require equity securities to be allotted after such expiry and the directors shall be entitled to allot equity securities pursuant to any such offer or agreement as if the power conferred hereby had not expired.

Notice of Annual General Meeting to be held on 6 October 2020

Resolution 8 – Re-election of Michael Singee Hui as a director of the Company (ordinary resolution)

To re-elect Michael Singee Hui as a director of the Company, who retires by rotation, for a term expiring on the third succeeding annual general meeting of the Company following his election.

BY ORDER OF THE BOARD

Directors:

Kevin Chin

William Langdon

Peter Jeavons

Matthew Cahir

Michael Hui

JTC (UK) Limited (Company Secretary):

London, 7 September 2020

Registered office:

The Scalpel, 18th Floor, 52 Lime Street, London, England EC3M 7AF

Registered in England and Wales No. 09978410

Notice of Annual General Meeting to be held on 6 October 2020

Part 3

Explanatory Notes to Resolutions

The following pages give an explanation of the proposed resolutions. Resolutions 1 to 6 (inclusive) and resolution 8 will be proposed as ordinary resolutions and will be passed if more than 50% of the shareholders’ votes cast are in favour. For resolution 7 to be passed, at least 75% of the shareholders’ votes cast must be in favour.

Notes to Resolution 1 - Annual Report

Resolution 1 is to receive the accounts and the reports of the directors and the auditors for the financial year ended 30 June 2020. The directors are required to present to the meeting the annual accounts and reports that are contained in the Annual Report, including the strategic report, the directors' report and the auditor's report.

Notes to Resolutions 2 and 3 – Directors' Remuneration Report and Directors Remuneration Policy

In accordance with The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 of the United Kingdom, the Directors' Remuneration Report contains:

•	a statement by Matthew Cahir, chairman of the Company's remuneration committee (the "RemCom");

•	the annual report on director remuneration, which sets out payments made in the financial year ended 30 June 2020; and

•	the directors’ remuneration policy in relation to future payments to the directors and former directors.

Resolution 2 is an ordinary resolution to approve, by way of an advisory vote, the Directors' Remuneration Report other than the Directors' Remuneration Policy, which shareholders will be invited to approve by way of a binding vote pursuant to Resolution 3. Resolution 2 is an advisory vote only and does not affect the actual remuneration paid to any director.

The Company's auditors, PKF Littlejohn LLP, have audited those parts of the Directors' Remuneration Report which are required to be audited and their report can be found in the Annual Report. The Directors' Remuneration Report has been approved by the Board based on the recommendation of the RemCom and signed on its behalf by the Chairman.

Resolution 3 is an ordinary resolution to approve the Directors’ Remuneration Policy which is set out in full in the Directors’ Remuneration Report on pages 32 to 39 of the Annual Report.

Section 439A of the Companies Act 2006 requires that the Directors’ Remuneration Policy is now subject to a separate resolution for shareholder approval. The vote is binding and once the Directors’ Remuneration Policy is approved the Company will not be able to make a remuneration payment to a current or past director, unless that payment is consistent with the Directors’ Remuneration Policy or has been approved by a resolution of the members of the Company.

If the Directors' Remuneration Policy is approved and remains unchanged, it will remain in effect for up to three years without further shareholder approval being required. If the Company wishes to change the Directors' Remuneration Policy within three years, it will need to put the revised policy to shareholders before it can implement the revised policy. The RemCom will review the Directors' Remuneration Policy after three years to determine whether it remains appropriate to advance the Company’s strategy.

If the Directors' Remuneration Policy is not approved for any reason, the Company will, if and to the extent permitted by the Companies Act 2006, continue to make payments to directors in accordance with existing contractual arrangements and will seek shareholder approval again at the next annual general meeting or an earlier general meeting.

Notice of Annual General Meeting to be held on 6 October 2020

Notes to Resolutions 4 and 5 – Re-appointment of auditors and auditors’ remuneration

Resolution 5 is to approve the re-appointment of PKF Littlejohn LLP as the auditors of the Company. The auditors will hold office until the conclusion of the next annual general meeting.

The audit committee has the direct and sole responsibility for the appointment, compensation, retention, oversight and replacement, if necessary, of the external, independent auditor of the Company. The audit committee also considers and makes recommendations to the Board, to be put to shareholders for approval at the AGM, in relation to the appointment, re-appointment and removal of the Company's external auditor and their remuneration, whether fees for audit or non-audit services, and that the level of fees is appropriate to enable an effective and high quality audit to be conducted.

The audit committee annually reviews the audit fee structure and terms of engagement. Fees paid for Company external auditor services for the financial year ended 30 June 2020 were US$161,000.

In addition, the audit committee considers at least once every ten years whether the audit services contract should be put out to tender to enable the audit committee to compare the quality and effectiveness of the services provided by the incumbent auditor with those of other audit firms. Resolution 4, which is recommended by the audit committee, is to confirm the re-appointment of PKF Littlejohn LLP as the auditors of the Company to hold office until the next annual general meeting.

Resolution 5 is to authorise the audit committee to determine the remuneration of the auditors of the Company and the audit fees.

Notes to Resolution 6 – Allotment of share capital

Resolution 6 is an ordinary resolution and pertains to the directors' authority to allot shares in accordance with section 551 of the Companies Act 2006. If passed, the resolution will authorise the directors of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company up to an aggregate nominal amount of US$180,000.The authority granted by this resolution would, unless renewed varied or revoked, expire on 5 October 2025.

The directors plan to exercise this authority in connection with the raising of additional funds for the Company for working capital and other purposes and with the allotment of shares and/or granting of rights to subscribe for such shares to consultants, advisors and non-executive officers of the Company (as opposed to employees) under the Equity Incentive Plan, which would not fall within the exemption from the requirement to obtain prior shareholder approval for such allotment or grant for employees' share schemes under section 549(2)(a) of the Companies Act 2006.

Notes to Resolution 7 – Disapplication of statutory pre-emption rights

Resolution 7 is a special resolution and pertains to the disapplication of statutory pre-emption rights under the Companies Act 2006. If directors of a UK company wish to allot shares in the company for cash (other than in connection with an employees' share scheme), the Companies Act 2006 requires that these shares be offered first to shareholders in proportion to their existing holdings. This resolution will, if passed, give the directors of the Company the power to allot shares pursuant to the authority to allot granted by resolution 6 without first offering them to existing shareholders in proportion to their existing holdings. The authority contained in resolution 7 will expire upon the expiry of the authority to allot shares conferred in resolution 7, that is 5 October 2025.

This disapplication is required in connection with the allotment of shares and/or grant rights to subscribe for such shares to consultants, advisors and non-executive officers of the Company (as opposed to employees) under the Equity Incentive Plan, which would not fall within the exemption from the statutory pre-emption provisions under the Companies Act 2006 for employees' share schemes under section 566 of the Companies Act 2006.

Notice of Annual General Meeting to be held on 6 October 2020

Note to Resolution 8 – Re-election of directors

Resolution 8 deals with the re-election of Michael Singee Hui as a director of the Company. In accordance with article 81 of the Company's articles of association, if re-elected, he will stand elected as a director of the Company (unless otherwise removed) for a term expiring on the third annual general meeting following his election. Michael Singee Hui was appointed as a director of the Company on 22 February 2020 and he is proposed for re-election by the shareholders at the AGM. He is recommended by the Board for re-election.

Biographies of each of the directors can be found on pages 22 to 24 of the Annual Report and on the Company's website. The Board has confirmed, following a performance review, that all directors standing for re-election continue to perform effectively and demonstrate commitment to their roles.

Notice of Annual General Meeting to be held on 6 October 2020

Part 4

Proxy statement for the Annual General Meeting of shareholders to be held on 6 October 2020

Information concerning proxy solicitation and voting

We have sent you this proxy statement ("Proxy Statement") and enclosed the proxy card ("Proxy Card") because the board of directors of VivoPower International Plc (the "Company") (the "Board") is soliciting your proxy to vote at the annual general meeting of shareholders to be held at 1.00 pm (London time) on 6 October 2020, at Level 11, 110 Mary Street, Brisbane, Queensland 4000, Australia and online at www.virtualshareholdermeeting.com/VVPR2020 (the "AGM").

•	Proxy Statement: this Proxy Statement summarises information about the proposals to be considered at the AGM and other information you may find useful in determining how to vote.

•	Proxy Card: the Proxy Card is the means by which you actually authorise another person to vote your shares in accordance with your instructions.

In addition to solicitations by mail, our directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, e-mail and personal interviews.

We are mailing the notice of the AGM, the Proxy Statement and the Proxy Card to our shareholders of record as at 4 September 2020 (the "Record Date"). In this mailing we are also including the accounts and the reports of the directors and the auditors of the Company for the financial year ended 30 June 2020 (the "June 2020 Annual Report").

Important Notice Regarding Availability of Proxy Materials for the AGM to be held on 6 October 2020.

A copy of the Company's Notice of the AGM, Proxy Statement and Proxy Card are available at vivopower.com/investors

Questions and Answers about Voting

1.	Why am I receiving these materials?

We have sent you this Proxy Statement and the Proxy Card because our Board is soliciting your proxy to vote at the AGM, including at any adjournments or postponements of the AGM. You are invited to attend the AGM in a virtual meeting format only, via live audio webcast, to vote on the proposals described in this Proxy Statement. However, you do not need to attend the AGM online to vote your shares. Instead, you may vote via the Internet, by telephone or by simply completing, signing and returning the enclosed Proxy Card.

We intend to mail this Proxy Statement and accompanying Proxy Card on or about 10 September 2020 to all shareholders of record entitled to vote at the AGM online.

2.	Who can vote at the AGM?

Only shareholders of record at the close of business on 4 September 2020, ("Vote Record Date") will be entitled to vote electronically at the AGM online.

Shareholder of Record: Shares Registered in Your Name

If, on the Vote Record Date, your shares were registered directly in your name with the transfer agent, Computershare Investors Services ("Computershare"), then you are the shareholder of record. As a shareholder of record, you may vote electronically at the AGM or vote by proxy. Whether or not you plan to attend the AGM online, we urge you to fill out and return the enclosed Proxy Card to ensure your vote is counted.

Notice of Annual General Meeting to be held on 6 October 2020

Beneficial Owner: Shares Registered in the Name of a Depositary, Broker, Bank or Other Agent

If, on the Vote Record Date, your shares were held in an account at a depositary, brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the AGM. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the AGM online. However, because you are not the shareholder of record, you may not vote your shares electronically at the AGM unless you request and obtain a valid legal proxy card from your broker or agent.

3.	What constitutes a quorum?

For the purposes of the AGM, a quorum is present if at least two members are present. In practice that means that quorum will be present when any two members are in attendance at the AGM by way of www.virtualshareholdermeeting.com/VVPR2020.

4.	How do I vote my shares?

If you hold shares in “street name” – you should follow the directions provided by your broker, bank or other nominee. You may submit instructions by telephone or via the internet to your broker, bank or other nominee, or request and return a paper Proxy Card to your broker, bank or other nominee. If you hold shares in “street name” and wish to vote electronically at the AGM, you must obtain a legal proxy from your depositary, broker, bank or other nominee and provide it to the inspector of election of the AGM.

Please note that voting on all resolutions will be conducted by way of electronic poll. This is a more transparent method of voting as member votes are to be counted according to the number of shares held and is in accordance with the Company's articles of association.

If you are a "shareholder of record" – you may appoint a proxy to vote on your behalf using any of the following methods:

•

mail - by marking, signing and dating the Proxy Card and returning it in the prepaid envelope provided or return it to Computershare, P.O. Box 505005, Louisville, KY 40233-5005; by 5.00 pm (London time) on 1 October 2020; or

•	by physical ballot at the AGM.

If you properly give instructions as to your proxy appointment by executing and returning a paper Proxy Card, and your proxy appointment is not subsequently revoked, your shares will be voted in accordance with your instructions.

5.	Who can be appointed as proxy?

A proxy does not need to be a member of the Company but must attend the AGM to represent you. Your proxy could be the Chairman, another director of the Company or another person who has agreed to attend to represent you.

A member of the Company which is a corporation may authorise a person or persons to act as its representative(s) at the AGM. In accordance with the provisions of the Companies Act 2006, each such representative may exercise (on behalf of the corporation) the same powers as the corporation could exercise if it were an individual member of the Company, provided that they do not do so in relation to the same shares.

Notice of Annual General Meeting to be held on 6 October 2020

6.	How will my shares be voted if I do not specify how they should be voted?

If you sign and send your Proxy Card but do not indicate how you want your shares to be voted, your shares will be voted by the persons appointed as proxies in accordance with the recommendations of the Board.

7.	Can I change my vote or revoke a proxy?

A shareholder of record can revoke his or her proxy before the time of voting at the AGM in several ways by:

•	mailing a revised Proxy Card dated later than the prior Proxy Card;
•	voting electronically at the AGM; or
•	notifying James Tindall-Robertson, Group Finance Director, in writing that you are revoking your proxy. Your revocation must be received before the AGM to be effective.

If you hold shares in "street name" – you may change or revoke your voting instructions by contacting the depositary, broker, bank or other nominee holding the shares or by obtaining a legal proxy from such institution and voting electronically at the AGM as described above under "How do I vote my shares?" See also "What if I plan to attend the AGM?"

8.	Who counts the votes?

Computershare has been engaged as our independent agent to tabulate shareholder votes. If you are a shareholder of record, your executed Proxy Card is returned directly to Computershare for tabulation. If you hold your shares through a broker, your broker will return one Proxy Card to Computershare on behalf of all of its clients.

9.	How are votes counted?

Votes will be counted by Computershare, who will separately count "for" and "against" votes and abstentions. In addition, with respect to the election of directors, Computershare will count the number of "withheld" votes received for the nominees. If your shares are held in "street name", you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares.

10.	How many votes do I have?

On each matter to be voted upon, every member who is present in person or by proxy shall have one vote for each ordinary share as of the Vote Record Date.

11.	What if I plan to attend the AGM?

Physical attendance at the AGM is not possible. The address referred to in the notice of AGM in Brisbane, Australia will be the place at which the chairman will be situated during the meeting and is necessary in order that the Company complies with its articles of association as regards the holding of the AGM.

Online attendance and participation will be limited to shareholders as of the Vote Record Date or if you hold a valid proxy for the meeting. If you are not a shareholder, you may still view the meeting online at www.virtualshareholdermeeting.com/VVPR2020.

If you plan to attend the AGM online, please be aware of what you will need to gain admission, as described below. If you do not comply with the procedures described here for attending the AGM online, you will not be able to participate in the AGM but may view the AGM webcast. Shareholders may participate in the AGM by visiting www.virtualshareholdermeeting.com/VVPR2020; interested persons who were not shareholders as of the close of business on the Vote Record Date may view, but not participate, in the annual meeting via www.virtualshareholdermeeting.com/VVPR2020.

Notice of Annual General Meeting to be held on 6 October 2020

To attend online and participate in the AGM, shareholders of record will need to use their control number on their Proxy Card to log into www.virtualshareholdermeeting.com/VVPR2020.

If you hold shares in "street name" you will not be allowed to vote at the AGM unless you obtain a legal proxy from your depositary, broker, bank or other nominee holding the shares.

12.	What if I return a Proxy Card but do not make specific choices?

If we receive a signed and dated Proxy Card and the Proxy Card does not specify how your shares are to be voted, your shares will be voted "for" the matters submitted for approval at the AGM.

13.	How do you solicit proxies?

The initial solicitation of proxies may be supplemented by additional mail communications and by telephone, fax, email, internet and personal solicitation by our directors, officers or other employees. No additional compensation for soliciting proxies will be paid to our directors, officers or other employees for their proxy solicitation efforts.

14.	What do I do if I receive more than one notice or Proxy Card?

If you hold your shares in more than one account, you will receive a notice or Proxy Card for each account. To ensure that all of your shares are voted, please vote via the Internet, by telephone or sign, date and return all Proxy Cards. Please be sure to vote all of your shares.

15.	What if I have questions during the AGM?

Kevin Chin, VivoPower’s Chairman and Chief Executive Officer, will be available to answer questions submitted by shareholders. Shareholders may submit questions for the 2020 AGM after logging in, beginning at 12.30 pm (London time) on 6 October 2020. If you wish to submit a question, you may do so by logging into the virtual meeting platform at www.virtualshareholdermeeting.com/VVPR2020, typing your question into the “Ask a Question” field, and clicking “Submit”.

Additional information regarding the ability of shareholders to ask questions during the 2020 AGM, related rules of conduct and other materials for the 2020 AGM will be available at www.virtualshareholdermeeting.com/VVPR2020.

Please endeavour to keep your questions short and relevant to the resolution being discussed. In the interests of orderly conduct of the meeting, we will allocate a slot for shareholders' questions towards the end of the meeting and in light of time constraints would ask shareholders to limit questions to one question per shareholder. Of course, if shareholders have further questions then the Chairman will endeavour to accommodate these.

16.	May I bring a guest to the AGM?

The AGM is a private meeting of shareholders and their representatives. Guests are not entitled to attend the meeting as of right but may view, but not participate, in the AGM via www.virtualshareholdermeeting.com/VVPR2020.

17.	As a shareholder, which materials can I require the Company to publish on its website?

Shareholders satisfying the thresholds in section 527 of the Companies Act 2006 can require the Company to publish a statement on its website setting out any matter relating to (a) the audit of the Company's accounts (including the auditor's report and the conduct of the audit) that are to be laid before the AGM; or (b) any circumstances connected with an auditor of the Company ceasing to hold office, that the members propose to raise at the AGM. The Company cannot require the members requesting the publication to pay its expenses. Any statement placed on the website must also be sent to the Company's auditors no later than the time it makes its statement available on the website. The business which may be dealt with at the meeting includes any such statement that the Company has been required to publish on its website.

Notice of Annual General Meeting to be held on 6 October 2020

18.	Who is the transfer agent?

As noted above, our transfer agent is Computershare. All communications concerning shareholder of record accounts, including address changes, name changes, share transfer requirements and similar issues can be handled by contacting our transfer agent at Computershare.

19.	How can I find out the results of the voting at the Meeting?

Voting results will be announced by the filing of a current report on Form 6-K and on our website at vivopower.com/investors

20.	How do I attend and participate in the virtual Meeting?

Our 2020 AGM will be conducted on the Internet via live audio webcast. You will be able to participate online and submit your questions in advance of the 2020 AGM by visiting www.virtualshareholdermeeting.com/VVPR2020, beginning at 12.30 pm (London time) on 6 October 2020. Shareholders will be able to vote their shares electronically during the 2020 AGM.

To participate in the 2020 AGM, you will need the 16-digit control number included on your proxy card or your voting instruction form. The 2020 AGM will begin promptly at 1.00pm (London time). We encourage you to access the 2020 AGM prior to the start time. Online access will begin at 12.30 pm (London time). Guests may listen to a live audio webcast of the virtual 2020 AGM by visiting www.virtualshareholdermeeting.com/VVPR2020, beginning at 12.30 pm (London time), but are not entitled to participate.

The virtual 2020 AGM platform is fully supported across browsers (Internet Explorer, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Participants should ensure they have a strong Internet connection wherever they intend to participate in the 2020 AGM. Participants should also allow plenty of time to log in and ensure that they can hear streaming audio prior to the start of the 2020 AGM.

Technical support, including related technical support phone numbers, will be available on the virtual meeting platform at www.virtualshareholdermeeting.com/VVPR2020 beginning at 12.30 pm (London time) on 6 October 2020 through the conclusion of the 2020 AGM.

21.	How do I contact the Company if I have any queries?

You may contact the Company at:

VivoPower International Plc

The Scalpel, 18th Floor

52 Lime Street

London

England,

EC3M 7AF

email: shareholders@vivopower.com

You may contact the Transfer Agent at:

Computershare Trust Company, N.A.

Telephone Toll Free (In the US/Canada)

1-866 574 5493

Foreign Shareholders (Outside the US)

+1 (781) 575 2304

Notice of Annual General Meeting to be held on 6 October 2020

By Mail:

Computershare

P.O. Box 505000

Louisville, KY 40233

By Overnight Delivery:

Computershare

462 South 4th Street, Suite 1600

Louisville, KY 40202